This press release is not an offer of the securities referred to herein for sale in the United States.  The securities referred to in this press release have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

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DISSEMINATION IN THE UNITED STATES

Dundee Corporation Announces Increase of Previously Announced Bought Deal
to $115,000,000

Dundee Corporation (the “Company”) (TSX:DC.A) is pleased to announce that it has amended the terms of its previously announced bought deal for $100 million preference share bought deal.  Under the amended agreement with a syndicate of underwriters co-led by GMP Securities L.P. and Scotia Capital Inc., the underwriters have agreed to purchase 4,600,000 Cumulative 5-Year Rate Reset Preference Shares Series 2 (“Rate Reset Series 2 Preference Shares”) of the Company on a bought deal basis, at a price of $25.00 per Rate Reset Series 2 Preference Share, for aggregate gross proceeds to the Company of $115,000,000.  The underwriters have been granted an over-allotment option, exercisable until 30 days following closing date of the offering, to purchase up to an additional 600,000 Rate Reset Series 2 Preference Shares at a price of $25.00 per Rate Reset Series 2 Preference Share.

The Rate Reset Series 2 Preference Shares to be issued under this offering will be offered by way of a short form prospectus in all of the provinces in Canada.

The Company intends to use the gross proceeds of the offering for general corporate purposes. The offering is scheduled to close on or about September 15, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

About Dundee Corporation

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $64 billion under management and administration. Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation's real estate activities are conducted through its 74% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:
Dundee Corporation

Ned Goodman
President and Chief Executive Officer
(416) 365-5665
Dundee Corporation

Lucie Presot
Vice President and Chief Financial Officer
Dundee Corporation
(416) 365-5157